Via Facsimile and U.S. Mail
Mail Stop 4720

January 12, 2010

Arnold C. Hanish
Vice President, Finance, and
Chief Accounting Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number: 001-06351

Dear Mr. Hanish,

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant